CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-131820 on Form N-1A of our report dated February 24, 2025, relating to the financial statements and financial highlights of the Donoghue Forlines Momentum VIT Fund and Donoghue Forlines Dividend VIT Fund (collectively, the “Funds”), appearing in Form N-CSR of the Funds for the year ended December 31, 2024, and to the references to us under the headings “Financial Highlights” and "Independent Registered Public Accounting Firm" in the Prospectus, and "Independent Registered Public Accounting Firm" and “Policies and Procedures for Disclosure of Portfolio Holdings” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Costa Mesa, California

April 17, 2025

Exh-j2 - 1